AR/S

03017990

AMERICAN **STONE** INDUSTRIES

2002 ANNUAL REPORT

P.E. 12-31-02

To Our Shareholders:

American Stone Industries has been under new management since October 2002. After assessing the Company's situation, we moved quickly to stop the bleeding. We slashed costs, instituted strict sales and credit controls, and scaled back the operation. We believe the Company has good potential and can be profitable, but significant challenges remain.

American Stone had a net loss of $1,859,729, or $0.96 per common share, in 2002. This followed a net loss of $664,685, or $0.34 per common share, in 2001. Revenues for 2002 increased 18% to $4,482,511, due largely to a full year of sales from Amherst Stone, which began operating in late 2001.

The 2002 loss included a third-quarter charge of $989,642 for write-downs of inventories and accounts receivable. The Company wrote off an additional $98,000 in bad receivables in the fourth quarter and reserved an additional $100,000 for future bad debt. The loss in 2002 was primarily due to under-pricing on restoration and design-build architectural projects, combined with poor credit controls. In addition, inefficient operating procedures coupled with deferred maintenance regularly resulted in failing to meet delivery schedules, which led to dissatisfied customers.

We have instituted strict controls on credit, worked to mend relationships with customers, and put through price increases that have been accepted by the market. We have also made major cuts in employment levels and administrative overhead, which we expect will take nearly $1 million out of our cost base. Although the Company will operate with almost 50% fewer employees in 2003 compared with last year, we believe we can meet our obligations and serve our customers effectively with this smaller workforce.

A reduced cost base means a realigned business model. We are assuming full-year revenues of no more than $3.7 million, about 20% below the 2002 level. The Company is being extremely selective in pursuing restoration work and design-build projects, accepting only those that are solid credit risks and where we are highly confident we can meet delivery dates and make a profit. We have also halted the sale and distribution of imported stone, a venture that proved to be a major drain on cash and resources.

Going forward, the Company will only sell stone from Cleveland Quarries. We will focus on standard products and landscaping products. We are pulling back geographically as well. Landscaping product sales will be limited to Ohio and contiguous areas of bordering states. Standard products will be sold more broadly, but not in Canada or beyond Chicago to the west or Atlanta to the south. Substantially all niche-marketing initiatives have been ended.

The Amherst Stone subsidiary was created to provide a product showroom, but local distributors regarded it as competition. We will continue to operate the showroom but will no longer sell directly to consumers. To reduce overhead, we have liquidated the Amherst Stone subsidiary corporation and consolidated its activities into American Stone Corporation.

The Company has already made substantial progress in credit policies, manufacturing operations, and sales and pricing discipline. But our ability to get back on solid footing is predicated on cash flow, and cash remains extremely tight. We have not had the funds to address all of our deferred maintenance, which has forced us to operate below optimum efficiency and left us unable to pursue some otherwise attractive opportunities.

As a result of these factors, American Stone has been experiencing cash flow and liquidity problems. We have taken steps to address the situation by cutting costs and seeking to identify additional long-term funding sources. In October 2002, Roulston Ventures Limited Partnership renewed a loan to the Company in the principal amount of $150,000 under a 6% convertible subordinated note, due October 1, 2004. Also in October 2002, Roulston Venture Capital, L.P., loaned the Company $300,000 under a 6% convertible subordinated note, due October 1, 2005. The Company used the loan proceeds for operations.

Despite this cash infusion, the Company was not in compliance with its debt covenants at December 31, 2002. Subsequent to year-end, we obtained waivers from the bank allowing us temporarily to make interest-only payments on the debt.

The winter months are historically slow in our business, but the 2002-03 winter has been unusually severe. For almost the entire first quarter of 2003, it was not possible to pull stone from the quarry. The cold weather has also slowed building projects and caused customers to delay orders and even hold back on taking delivery of orders already produced. Our inability to build inventory during this period will have a negative effect sales in the first and second quarter of 2003.

American Stone has the advantage of being one of a small number of vertically integrated sandstone producers in North America. Independent industry forecasts and our own experience tell us that the long-term prospects for the building stone industry remain strong. We have good quality stone and no lack of business opportunities. We have to generate cash, be disciplined about pricing and credit, operate efficiently and meet our commitments to customers.

If we can do this, we also will meet the commitments we have made to our investors, lenders and employees. We thank you for your continued support during this period.

Russell Ciphers Sr.
President and Chief Executive Officer

March 17, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Set forth below is a discussion of the principal factors that affected the Company's results of operations during each of the two most recent fiscal periods. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this report.

COMPANY OVERVIEW

Total Revenue

Total revenue in 2002 of $4,482,511 increased by $695,571, or by 18%, from $3,786,940 in 2001, and by $703,830, or by 19%, from $3,778,681, in 2000. The increase across both periods was due primarily to an increase in sales from the new wholly owned subsidiary Amherst Stone at Cleveland, Quarries, Inc. Amherst Stone was established as an in-house distributor in 2001 to serve landscapers, builders and consumers from a showroom on the Company's property and began selling products late in 2001. As of December 31, 2002, the Company determined that it would no longer sell directly to consumers. As a result of that decision and to reduce administrative expenses, management liquidated the Amherst Stone corporate entity and consolidated its activities into American Stone Corporation.

The unusually cold weather since the beginning of 2003 has slowed building projects and caused customers to delay orders and hold back on taking delivery of orders already produced. The severe weather from January through mid-March 2003 also has made it impossible to pull stone from the quarry for most of the first quarter of 2003. The Company's inability to build inventory during this period will have a negative effect on revenues in the first and second quarters of 2003.

Gross Profit

Gross profit decreased from $1,130,816 in 2000 and $457,222 in 2001 to a loss of $488,456 in 2002. Gross margin as a percentage of sales decreased from 30% in 2000 and 12% in 2001 to (11%) in 2002. The decrease from 2001 to 2002 was due to under-pricing on restoration and architectural projects, inefficient operating procedures, the operating effects of previously deferred maintenance, and poor credit controls. Some price reductions taken to move product also reduced gross profit and revenue.

In the third quarter of 2002, management determined that approximately $445,400 of inventory was scrap and that an inventory reserve of $437,452 should be established on existing inventory. Additionally, management determined that $106,781 of accounts receivable were not collectable and should be written off as bad debt. The Company wrote off an additional $98,000 in accounts receivables in the fourth quarter of 2002, and management has reserved an additional $100,000 for future bad debt resulting from earlier credit decisions.

The decrease in gross profit from 2000 to 2001 was due to a shift in products sold from higher margin architectural product to lower margin landscape products. Architectural product sales in 2001 were approximately $400,000 less than in 2000. Other factors contributing to the decrease in gross profit included manufacturing inefficiencies in the first half of the year related to lower volumes and production problems. Some price reductions taken to move product also reduced gross profit and revenue in 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $252,168 to $1,241,574 in 2002 from $989,400 in 2001, and by $399,646 from $841,928 in 2000. As a percentage of total revenue, selling, general and administrative expenses increased to 28% in 2002 compared with 26% in 2001 and 22% in 2000. The increase in selling, general and administrative costs across both periods was due primarily to increased overhead related to Amherst Stone, including additional sales personnel as well as promotional materials and showroom expenses.

Other Income (Expense)

Interest expense decreased from $137,001 in 2001 to $129,903 in 2002 due to a decline in the prime interest rate on the Company's line of credit. Interest expense increased by $9,720 from 2000 to 2001 due to an increase in the amount borrowed on the line of credit as well as lease costs for a new quarry saw. Interest income decreased from $4,500 in 2001 and $127,281 in 2000 to $204 in 2002 due to a significantly smaller average cash balance during 2002.

Income

The Company had a net loss of $1,859,729 in 2002 compared with a net loss of $664,685 in 2001 and net income of $174,317 in 2000. The loss in 2002 was due to higher selling, general and administrative expenses and the other reasons noted above under the discussion of Gross Profit. Also as noted above, during the third quarter, the Company wrote off approximately $445,400 of inventory as scrap, established a reserve of $437,452 on existing inventory, and wrote off $106,781 of accounts receivable as bad debt. Also as noted above, during the fourth quarter of 2002, the Company wrote off an additional $98,000 in accounts receivables and reserved an additional $100,000 for future bad debt.

The loss in 2001 compared with the net profit in 2000 was due to a combination of decreased sales of higher margin products, lower manufacturing efficiencies, and increased selling, general and administrative expenses.

Cash Flow and Liquidity

The Company has a bank line of credit that it negotiated in February 2001. The credit agreement provides for maximum borrowings of $500,000, with interest payable monthly at a rate equivalent to the bank's prime lending rate. Borrowings under the agreement are secured by substantially all real estate, receivables, inventory and equipment of the Company. At December 31, 2002, the Company was in violation of certain covenants of the loan agreement but Management has obtained waivers from the bank.

In April 2001, the Company negotiated an additional temporary line of credit for $200,000. That line was not renewed and, as of September 30, 2001, the Company was in default on that portion of the line and was still in default at December 31, 2001. Additionally, the Company was in arrears on its personal property tax obligations as of December 31, 2002. The Company has since cured that obligation.

In February 2002, the Company obtained a $500,000 loan from an individual investor. The loan provides for quarterly payments of interest at 6% per annum with the principal due and payable January 2007. The loan is convertible into common stock at $5.00 per share any time during the term of the note. The Company used the loan proceeds to first pay down the line of credit to within the maximum borrowing limit and used the remainder for operations. The outstanding balances on the bank line of credit at December 31, 2002, 2001 and 2000 were $500,000, $694,245, and $444,684, respectively.

In October 2002, Roulston Ventures Limited Partnership renewed a loan to the Company in the principal amount of $150,000 under a 6% convertible subordinated note, due October 1, 2004. Also in October, the Company obtained a $300,000 loan from Roulston Venture Capital, L.P., under a 6% convertible subordinated note, due October 1, 2005. Both loans are convertible into common stock at $5.00 per share any time during the term of the respective notes. The Company used the loan proceeds for operations.

In June 2000, the Company negotiated a private placement equity investment of $900,000 from Roulston Venture Capital, L.P. The Partnership acquired 200,000 shares of newly issued common stock at $4.50 per share, the then-current market price, in a transaction approved by a majority of the independent members of the Board.

Management believes that the Company is not in payment default with respect to any note, loan, lease or other indebtedness or financing agreement. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

The Company has experienced significant operating losses over the previous two years. As a result, the Company currently has cash flow and liquidity problems. Management has taken steps to cut administrative overhead, employment levels and other expenses with a goal of reducing expenses by nearly $1 million in 2003. Management has also instituted strict new controls on credit and new sales policies and procedures. There can be no assurances that these measures will enable the Company to become profitable or achieve positive cash flow in the foreseeable future. Management is currently evaluating alternatives including identifying and obtaining additional long-term funding sources, including debt placement, stock issuance and other alternatives. If Management is unable to obtain additional capital, there is doubt about the Company's ability to continue as a going concern.

FORWARD LOOKING STATEMENTS

The Company is making this statement in order to satisfy the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995. This report includes forward-looking statements relating to the business of the Company. Forward-looking statements contained herein or in other statements made by the Company are made based on Management's expectations and beliefs concerning future events affecting the Company. These events are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. Such unexpected developments could cause actual results of the Company to differ materially from those matters expressed in or implied by forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause actual results of the Company to differ materially from those expressed in or implied by forward-looking statements made by or on behalf of the Company: (a) general economic, business and market conditions; (b) competition; (c) the success of advertising and promotional efforts; (d) trends within the building construction industry; (e) the existence or absence of adverse publicity; (f) changes in relationships with the Company's major customers or in the financial condition of those customers; and (g) the adequacy of the Company's financial resources and the availability and terms of any additional capital.

Hobe & Lucas

CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of American Stone Industries, Inc. and Subsidiaries
Amherst, Ohio

We have audited the consolidated balance sheets of American Stone Industries, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stone Industries, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 and discussed in Notes 4 and 5, and as shown in the financial statements, the Company is having difficulty in meeting its loan covenants and has experienced significant operating losses. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 14, 2003

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash and cash equivalents	$ 5,697	$ 27,733
Accounts receivable, net of allowance for doubtful accounts of $209,000 - 2002 and $40,000 - 2001	388,206	658,322
Prepaid expenses	46,942	78,811
Inventory	649,913	1,321,728
Total current assets	1,090,758	2,086,594
Property, Plant and Equipment, Net	3,670,003	3,491,349
Other Assets		
Intangible assets	9,043	9,043
Goodwill	26,661	26,661
Restricted cash	13,504	13,589
Deposits	1,000	1,000
	50,208	50,293
	$4,810,969	$5,628,236

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Bank line of credit	$ 500,000	$ 694,245
Current portion of notes payable	393,905	391,016
Accounts payable	695,749	499,164
Accrued and withheld payroll and payroll taxes	53,639	77,701
Accrued liabilities	261,560	197,818
Total Current Liabilities	1,904,853	1,859,944
Long Term Liabilities		
Notes payable	1,658,171	670,591
Stockholders' equity		
Common stock, $.001 par value 20 million shares authorized, 1,939,169 –2002 and 1,936,364 - 2001shares issued and outstanding	1,939	1,936
Additional paid-in capital	4,829,708	4,819,738
Accumulated deficit	(3,583,702)	(1,723,973)
	1,247,945	3,097,701
	$4,810,969	$5,628,236

See notes to consolidated financial statements

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Sales	$ 4,482,511	$3,786,940
Cost of goods sold	4,970,967	3,329,718
Gross profit (loss)	(488,456)	457,222
Selling and administrative expenses	1,241,574	989,406
(Loss) from operations	(1,730,030)	(532,184)
Other Income/(Expense)		
Interest income	204	4,500
Interest expense	(129,903)	(137,001)
	(129,699)	(132,501)
(Loss) before provision for income taxes	(1,859,729)	(664,685)
Provision for income taxes	-	-
Net (loss)	$(1,859,729)	$ (664,685)
Net (Loss)/Income per Common Share		
Basic	$ (.96)	$ (.34)
Diluted	$ (.96)	$ (.34)

See notes to consolidated financial statements

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional		Total
	Issued Shares	Par Value	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance, January 1, 2001	1,936,364	$ 1,936	$4,819,738	$(1,059,288)	$3,762,386
Net Loss	-	-	-	(664,685)	(664,685)
Balance, December 31, 2001	1,936,364	1,936	4,819,738	(1,723,973)	3,097,701
Shares issued in stock option exercise	2805	3	9,970	-	9,973
Net Loss	-	-	-	(1,859,729)	(1,859,729)
Balance, December 31,2002	1,939,169	$ 1,939	$4,829,708	$(3,583,702)	$1,247,945

See notes to consolidated financial statements

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net Income	$(1,859,729)	$ (664,685)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Depreciation, amortization and depletion	433,957	416,325
Gain on sale of equipment	-	(2,300)
Non-cash option expense	9,973	-
Changes in assets and liabilities:		
Decrease in accounts receivable	270,116	18,698
Decrease (Increase) in inventory	671,815	(309,755)
Decrease (Increase) in prepaid expenses	31,869	(46,590)
Increase in payables and accrued liabilities	236,265	338,809
Other, net	85	(673)
Net Cash Used in Operating Activities	(205,649)	(250,171)
Cash Flows from Investing Activities:		
Proceeds from sale of equipment	-	2,300
Purchase of property, plant and equipment	(112,611)	(552,881)
Net Cash Used in Investing Activities	(112,611)	(550,581)
Cash Flows from Financing Activities:		
Net (payments) borrowings under line of credit arrangements	(194,245)	249,561
Proceeds from long term debt	660,850	1,063,130
Repayment of long term debt	(170,381)	(717,178)
Net Cash Provided by Financing Activities	296,224	595,513
Net Decrease in Cash and Cash Equivalents	(22,036)	(205,239)
Cash and Cash Equivalents at Beginning of Year	27,733	232,972
Cash and Cash Equivalents at End of Year	$ 5,697	$ 27,733

See notes to consolidated financial statements

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Supplemental Disclosure of Cash Flows Information:		
Interest paid	$ 130,000	$ 137,000
Taxes paid	$ -	$ -

Supplemental disclosures of non-cash financing activities:

During the year ended December 31, 2002 the Company purchased land from a related party for $500,000 in exchange for a note payable.

In 2002, the Company issued 2,805 shares of common stock in exchange for the exercise of 4,546 directors stock options.

See notes to consolidated financial statements

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of American Stone Industries, Inc. and Subsidiaries, (hereinafter "ASI" or the "Company") is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Going Concern

The Company has experienced significant operating losses over the previous two years. Additionally, as explained in Notes 4 and 5, the Company has not been able to comply with its loan covenants at December 31, 2002 and 2001, although they have obtained waivers from the bank. These matters raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management is currently evaluating alternatives including identifying and obtaining additional long term funding sources including debt placement, stock issuance and other alternatives.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Business Activity

American Stone Industries, Inc. (a Delaware corporation) is a publicly-held company whose stock is traded on the OTC Bulletin Board. American Stone Industries, Inc. ("ASI") is a holding company that mines and sells stone predominantly for the building stone market through its wholly owned subsidiary, American Stone Corporation ("ASC"). ASC owns and operated the Cleveland Quarries in Amherst, Ohio.

In January of 2001, the Company created a wholly-owned subsidiary, known as Amherst Stone at Cleveland Quarries, Inc. (Amherst Stone) to act as a distributor directly to northern Ohio builders and landscapers. The Company intended Amherst Stone to act as a full-time supplier of Cleveland Quarries sandstone and other natural stone products. In December 2002, the Company decided to liquidate Amherst Stone and consolidate the activities into its ASC operations.

Cash and Cash Equivalents

For purposes of financial reporting, the Company considers all highly-liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Credit is granted to both domestic and international customers. The allowance for doubtful accounts is calculated using the Company's prior bad debt experience and current estimates of uncollectible accounts.

Property, Plant and Equipment - At Cost

Property, plant and equipment at December 31, 2002 and 2001 consisted of:

	2002	2001
Land	$ 939,979	$ 442,110
Buildings and improvements	1,477,350	1,398,553
Equipment	2,838,808	2,792,106
Computers	62,175	61,171
Vehicle	38,837	11,000
Construction in progress	-	41,729
	5,357,149	4,746,669
Less: Accumulated depreciation	1,687,146	1,255,320
Net property, plant and equipment	$3,670,003	$3,491,349

Depletion is being calculated based on management's estimate of sandstone reserves. There is no engineer's estimate available for such reserves. Depletion amounted to $2,131 and $1,887 for the year ended December 31, 2002 and 2001, respectively.

The cost of depreciable property is being depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting. Depreciation expense was $431,826 and $411,462 for the year ended December 31, 2002 and 2001, respectively.

Routine maintenance and repairs are charged to operations when incurred. Expenditures which materially increase value or extend lives are capitalized.

Principles of Consolidation

The accompanying financial statements include the accounts of American Stone Industries, Inc. and its wholly-owned subsidiaries American Stone Corporation and Amherst Stone at Cleveland Quarries, Inc. for the years ended December 31, 2002 and 2001. All significant intercompany transactions have been eliminated in consolidation.

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002 AND 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Other Intangibles

The Company adopted the provisions of FASB Statement 142 Goodwill and Other Intangible Assets as of January 1, 2002. The standard provides that goodwill and intangible assets with indefinite lives no longer be amortized. The standards provide that goodwill be tested for impairment annually. The Company recognized no impairment in 2002. The following table reflects pro forma information required if FASB Statement 142 had been in effect as a January 1, 2001:

	2002	2001
Net Loss as reported	$ (1,859,729)	$ (664,685)
Plus: goodwill amortization	-	1,000
trademark amortization	-	1,976
Adjusted net loss	$(1,859,729)	$ (661,709)

The following is a summary of intangibles at December 31, 2002:

	2002	2001
Intangibles not subject to amortization		
Trademarks	9,043	9,043
Goodwill	26,661	26,661
	$ 35,704	$ 35,704

Stock Options

The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not currently recognize compensation expense for its stock-based awards to employees in the Consolidated Statements of Income. See Note 3 for pro forma information on the impact of the fair-value method of accounting for stock options.

Reclassifications

Certain reclassifications have been made in the 2001 financial statements to conform to the 2002 presentation.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, principally consist of accounts receivable. The Company's policies do not require collateral to support customer accounts receivables. No concentrations existed for the years ended December 31, 2002 and 2001.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Per Common Share

Income per common share is based on the weighted average number of shares outstanding which was 1,937,050 and 1,936,364 for the years ended December 31, 2002 and 2001, respectively.

The exercise of outstanding stock options would not result in material dilution.

Inventory

The inventories which consist of sandstone are stated at the lower of first-in, first-out (FIFO) cost or market.

Restricted Cash

The Company's certificate of deposit is assigned to the Ohio Department of Natural Resources Division of Reclamation.

Shipping and Handling Costs

The Company includes the cost of shipping and handling in its cost of goods sold.

NOTE 2 – STOCKHOLDERS' EQUITY

On October 1, 1999, the Company signed an interest-only note with Roulston Ventures Limited Partnership (RVLP), a significant shareholder, for $150,000. Repayment of principal is to be made on October 1, 2004. At any time up to the maturity date, RVLP had the right to convert the debt into shares of common stock at $5.00 per share.

On October 1, 2002, the Company signed an additional interest only note with Roulston Venture Limited Partnership (RVLP), a significant shareholder, for $300,000, of which $125,000 was drawn at December 31, 2002. As of the report date the remaining $175,000 has been drawn. Repayment of the principal is to be made on October 1, 2005. At anytime up to the maturity date, RVLP has to right to convert the debt into shares of common stock at $5.00 per share.

NOTE 3 - STOCK OPTION PLANS

The Company maintains the 1998 Management Stock Option Plan (management plan). Options granted under the management plan may be either incentive stock options or non-statutory stock options. The options expire on the fifth anniversary of the date of grant with remaining terms to be determined by the sole discretion of a committee of members of the Company's Board of Directors. The management plan provides that the Company may grant options (generally at fair market value at the date of grant) for not more than 300,000 shares of common stock to management employees. Options granted are generally exercisable one year after the date of grant. At December 31, 2002 and 2001, 10,000 and 20,000 options, respectively, with exercise prices ranging from $3.50 to $5.00 were outstanding and exercisable.

NOTE 3 - STOCK OPTION PLANS (Continued)

Additionally, the Company maintains the 1998 Non-Employee Director Stock Option Plan (director plan). The director plan provides for the granting of stock options to members of the Board of Directors who are not employees of the Company. There are 300,000 shares available for grant under the plan. Each option is exercisable one year after the date of grant and expires eight years after the date of grant. Each eligible director receives an option to purchase 1,500 shares (3,000 shares for the Board's Chairman) of common stock on the date of the annual meeting and 150 shares (300 shares for the Board's Chairman) of common stock for each Director or Committee meeting attended. Each option shall be at fair market value on the date of the grant. At December 31, 2002, 110,954 shares with exercise prices ranging from $2.37 to $9.50 ($5.77 weighted average) were outstanding, 88,200 of which were exercisable. At December 31, 2001, 88,200 shares with exercise prices ranging from $2.37 to $8.75 ($5.23 weighted average) were outstanding, 65,550 of which were exercisable.

A summary of option activity under the plans follows:

	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at January 1, 2001	85,550	$ 5.06
Granted	22,650	$ 4.07
Exercised	-	$ -
Canceled	-	$ -
Outstanding at December 31, 2001	108,200	$ 4.85
Granted	27,300	$ 8.48
Exercised	(4,546)	$ 3.58
Canceled	(10,000)	$ 5.00
Outstanding at December 31, 2002	120,954	$ 5.59
Options exercisable at December 31, 2002	98,200	$ 4.78
Options exercisable at December 31, 2001	85,550	$ 5.06

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APBO No. 25), and related interpretations, in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires use of highly subjective assumptions in option valuation models. Under APBO No. 25, because the exercise price of the Company's stock options granted is not less than fair market price of the shares at the date of grant, no compensation is recognized in the financial statements.

NOTE 3 - STOCK OPTION PLANS (Continued)

Pro forma information regarding net income and earnings per share, determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, is required by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for all options granted: a risk free interest rate of 1.24% and 1.84% for 2002 and 2001, respectively, an expected life of the options of five years, no expected dividend yield and a volatility factor of 10%. Additionally a marketability discount of 50% has been assumed for 2002.

Compensation pursuant to SFAS 123 would have been $50,479 and $92,335 for 2002 and 2001, respectively. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income and earnings per share for 2002 and 2001 would have been as follows:

	2002	2001
Net Income		
As reported	$ (1,859,729)	$ (664,685)
Pro forma	$ (1,910,208)	$ (757,020)
Basic earnings per share:		
As reported	$ (.96)	$ (.34)
Pro forma	$ (.99)	$ (.39)
Diluted earnings per share:		
As reported	$ (.96)	$ (.34)
Pro forma	$ (.99)	$ (.39)

NOTE 4 - LINE OF CREDIT

The Company has a line of credit with maximum borrowings of $500,000. The note provides for borrowing with interest payable monthly at a rate equivalent to the bank's prime lending rate (4.25% and 4.75% at December 31, 2002 and 2001, respectively). The debt agreement contains certain restrictive terms and covenants. At December 31, 2002, the Company was not in compliance with the covenants but had obtained a wavier from the bank. At December 31, 2001, the outstanding balance was $694,245 which exceeded the $500,000 maximum by $194,245. As a result, the Company was not in compliance with the loan covenants at December 31, 2001. The Company obtained a waiver from the bank and had subsequently paid down the debt. The debt is secured by substantially all real estate, inventory, and equipment of the Company. The outstanding balance at December 31, 2002 and 2001 was $500,000 and $694,245, respectively.

NOTE 5 - LONG TERM DEBT

	2002	2001
Unsecured note payable to Roulston Ventures L.P. (a significant shareholder). Interest only payable quarterly at 8%. Balance due October 1, 2004. Convertible to common stock at note holders option on or before due date. Convertible at $5.00 per share.	$ 150,000	$ 150,000
6.99%, note secured by equipment payable in 24 monthly installments of principal and interest, final payment due July, 2002.	-	6,808
Note secured by equipment with principal payable in 12 monthly installments of $1,105. Final payment due February 1, 2002.	-	2,210
8.52%, note payable to bank. Secured by equipment payable in monthly installments of principal and interest of $2,248. Final payment due March 1, 2005.	76,361	91,188
8.00%, note payable to bank. Payable in monthly installments of $18,297 which includes principal and interest. Final payment due June 1, 2006. Secured by blanket lien on all real estate, inventory, receivables and equipment of the Company. The agreement contains certain restrictive covenants which the Company was in violation of at December 31, 2002 and 2001. The Company has obtained a wavier from the bank.	651,010	783,400
6.90%, note secured by equipment with payments of $1,206 monthly which includes principal and interest. Final payment due December 1, 2003.	13,855	28,001
Unsecured note payable to lender. Interest only payable quarterly at 6% per year. Balance due January 15, 2007. Convertible to common stock at note holders option on or before due date. Convertible at $5.00 per share	500,000	-

NOTE 5 - LONG TERM DEBT (Continued)

	2002	2001
Balance Forward	$ 1,391,226	$1,061,607
Unsecured note payable to Roulston Venture L.P (a significant shareholder). Interest only payable quarterly at 6%. Balance is due October 1, 2005. Convertible to common stock at note holders option on or before due date. Convertible at $5.00 per share	125,000	-
Unsecured note payable to lender with interest at 5%	35,850	-
Note payable – Amherst Quarry, Inc. (a related party). Principal and interest of 4.5% due November 21, 2007. Secured by land. Note contains certain payment contingencies if property sold prior to the due date of note.	500,000	-
	2,052,076	1,061,607
Less: Current Portion	393,905	391,016
	$ 1,658,171	$ 670,591

Following is a summary of future maturities of long term debt as of December 31, 2002:

2003	$ 393,905
2004	210,645
2005	353,483
2006	94,043
2007	1,000,000
	$ 2,052,076

NOTE 6- FAIR VALUE OF FINANCIAL STATEMENTS

The carrying amounts of cash, accounts receivable, accounts payable, and long-term debt approximate the fair value reported in the balance sheet. The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities.

NOTE 7 - FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY

The Company and its subsidiaries operated predominantly in one industry, the design, quarrying and cutting of sandstone primarily used in the construction industry.

NOTE 7 - FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY (Continued)

Following is the information regarding the Company's continuing operations by geographic location.

	2002	2001
Net sales, including geographic transfers		
United States	$ 3,744,567	$3,377,638
Canada	737,944	409,302
	$ 4,482,511	$3,786,940
Income (Loss) from operations:		
United States	$(1,730,030)	$ (532,184)
Canada	-	-
Loss from operations:	(1,730,030)	(532,184)
Interest expense	(129,903)	(137,001)
Interest income	204	4,500
Loss from operations before income taxes	$(1,859,729)	$ (664,685)
Identifiable assets:		
United States	$ 4,810,969	$5,628,236
Canada	-	-
	$ 4,810,969	$5,628,236

NOTE 8 - LEASES

The Company has entered into operating leases agreements for trucks and equipment. Lease payments in 2002 and 2001 amounted to $ 85,002 and $59,404, respectively.

Below is a five year scheduled of minimum lease payments.

2003	$ 17,121
2004	11,665
2005	3,334
2006	-
2007	-
	$ 32,120

NOTE 9- INCOME TAXES

Income taxes on continuing operations include the following:

	2002	2001
Currently payable	$ -	$ -
Deferred	-	-
Total	$ -	$ -

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002 AND 2001

NOTE 9- INCOME TAXES (Continued)

A reconciliation of the effective tax rate with the statutory U.S. income tax rate is as follows:

	2002		2001	
	Income	% of Pretax Amount	Income	% of Pretax Amount
Income taxes per statement of income	$ -	0%	$ -	0%
Tax rate differences resulting from:				
Income (loss) for financial reporting purpose without tax expense or benefit. Utilization of loss carry-forward (unavailable for carryback against prior income taxes paid)	$(632,308)	(34)%	$(225,993)	(34)%
Income taxes at statutory rate	$(632,308)	(34)%	$(225,993)	(34)%

For United States tax purposes, the Company has available at December 31, 2002, unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Amount of Unused Operating Loss Carryforwards	Expiration During Year Ended December 31,
$ 48,000	2007
1,553,000	2008
470,000	2009
773,000	2010
131,000	2012
650,000	2019
21,000	2020
665,000	2021
1,860,000	2022
$6,171,000	

Utilization of the net operating loss carryforward is contingent upon the Company having sufficient taxable income in the future.

The Company's deferred tax assets and liabilities at December 31, 2002 and 2001 consist of:

	2002	2001
Deferred tax asset	$ 2,687,000	$ 2,013,000
Valuation allowance	(2,411,000)	(1,761,000)
Deferred tax liability	(276,000)	(252,000)
	$ -	$ -

NOTE 9- INCOME TAXES (Continued)

Deferred taxes are provided for temporary differences in deducting expenses for financial statement and tax purposes. The principal source for deferred tax assets are different methods for recovering depreciation and net operating loss carryforward. No deferred taxes are reflected in the balance sheet at December 31, 2002 and 2001 due to a valuation allowance. As of December 31, 2002 and 2001, the Company recognized a $1,964,000 and $596,000 increase in the valuation allowance, respectively.

NOTE 10 - PROFIT SHARING PLAN

American Stone Corporation has a 401(k) profit-sharing plan (the Plan) offered to employees with more than one year of service. Contributions under the Plan are discretionary and are determined annually by the Company's Board of Directors. In addition, the Plan provides for a match of 50% of employee contributions to the Plan up to 6% of employee wages. Company contributions to the plan in 2002 and 2001 were $15,925 and $14,901, respectively.

Quarterly Results of Operations (unaudited)

2002	1st Q	2nd Q	3rd Q	4th Q
Sales	$855,486	$ 1,395,456	$1,404,826	$ 826,743
Gross profit	138,708	292,717	(727,034)	(192,848)
Net income (loss)	(145,343)	(6,493)	(1,161,773)	(546,121)
Net income (loss) per common share, basic and diluted	$ (0.08)	$ (0.00)	$ (0.60)	$ (0.28)

2001	1st Q	2nd Q	3rd Q	4th Q
Sales	$367,875	$ 1,035,513	$1,242,396	$ 1,141,156
Gross profit	(92,782)	123,450	187,424	239,130
Net income (loss)	(309,332)	(109,922)	(84,493)	(160,938)
Net income (loss) per common share, basic and diluted	$ (0.16)	$ (0.06)	$ (0.04)	$ (0.08)

Market for Common Equity and Related Stockholder Matters

The common stock of American Stone Industries is traded in the over-the-counter market via the Bulletin Board maintained through the National Association of Securities Dealers, Inc. (NASD). The trading symbol of the common stock is AMST. The following table shows the high and low daily closing prices for the Company's stock for each quarter of 2002 and 2001.

Year Ended December 31, 2002	High	Low
First Quarter	$ 8.50	$ 5.00
Second Quarter	9.00	5.00
Third Quarter	9.00	7.00
Fourth Quarter	9.50	4.00

Year Ended December 31, 2001	High	Low
First Quarter	$ 5.13	$ 4.50
Second Quarter	5.15	3.50
Third Quarter	5.00	4.50
Fourth Quarter	6.00	2.50

As of March 12, 2003, there were 88 holders of record of common stock of the Company. The Company has paid no dividends on the common stock, and it is the Company's present intention to reinvest earnings internally to finance expansion of its business. The Company's ability to pay dividends is limited by its credit facility and is directly related to the Company's future profitability and need for capital to support its growth.

Corporate and Shareholder Information

Board of Directors

Thomas H. Roulston, II
Chairman of the Board
MJM Industries, Inc.
Fairport Harbor, Ohio
Electrical/electronic wire assemblies

Enzo Costantino
Secretary and Treasurer
Terrazzo, Mosaic & Tile Company, Ltd.
Toronto, Ontario
Distributors of dimensional stone

Glen Gasparini
President
Terrazzo, Mosaic & Tile Company, Ltd.
Toronto, Ontario
Distributors of dimensional stone

John R. Male
Chairman and Chief Executive Officer
PVF Capital Corp.
Cleveland, Ohio
Savings bank holding company

Jacquita K. Hauserman
Management Consultant
Naples, Florida

Michael J. Meier
Director of Finance
Elastomers and Performance Additives Group
PolyOne Corporation
Cleveland, Ohio
$2.5-billion international polymer services company (NYSE: POL)

Timothy I. Panzica
Executive Vice President
Panzica Construction Company
Cleveland, Ohio
Commercial construction manager/general contractors

Louis Stokes
Senior Counsel
Squire, Sanders & Dempsey L.L.P.
Washington, DC
Cleveland-based law firm

Officers

Thomas H. Roulston, II
Chairman of the Board of Directors

Russell Ciphers, Sr.
President and Chief Executive Officer

Enzo Costantino
Treasurer

Michael J. Meier
Secretary

Corporate Office
American Stone Industries, Inc.
Cleveland Quarries
8705 Quarry Road
P.O. Box 261
Amherst, Ohio 44001
440-986-4501
www.amst.com

Annual Meeting
The Annual Meeting of Stockholders will be held Wednesday, April 23, 2003, at 11:30 a.m. at The Union Club, 1211 Euclid Ave., Cleveland, Ohio

Investor Information
Copies of the SEC Form 10-KSB will be provided without charge upon written request to the corporate office. Questions relating to share certificates should be directed to:

Transfer Agent/Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
800-622-6757

Other investor inquiries may be directed to:
Patrick Gallagher
Edward Howard & Co.
216-781-2400

Independent Accountants
Hobe & Lucas
Cleveland, Ohio

Legal Counsel
Arter & Hadden LLP
Cleveland, Ohio

AMERICAN **STONE** CORPORATION

www.clevelandquarries.com

MAILING ADDRESS

P.O. Box 261 Amherst, OH 44001

PHYSICAL ADDRESS

State Route 113, Amherst, OH 44001

Phone: (800) 248-0250

Fax: (800) 649-8669